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SEC FILE NUMBER
8-42793

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING April 1, 2021 (MM/DD/YY) AND ENDING March 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Euro-American Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4327 Forest Avenue

(No. and Street)

Mercer Island	WA	98040
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Chenoweth	206-232-9290	euroamericanequities@msn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Chenoweth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Euro-American Equities, Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EVAN O. THOMAS III
NOTARY PUBLIC
STATE OF WASHINGTON
License Number 63085
My Commission Expires ... 1, 2023

Signature: David T. Chenoweth

Title: CEO

Evan O Thomas III
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EURO-AMERICAN EQUITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2022

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Euro-American Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. as of March 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Euro-American Equities, Inc.'s management. Our responsibility is to express an opinion on Euro-American Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Euro-American Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Euro-American Equities, Inc.'s financial statements. The supplemental information is the responsibility of Euro-American Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Euro-American Equities, Inc.'s auditor since 2011.

Maitland, Florida

May 24, 2022

EURO-AMERICAN EQUITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2022

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Assets:		
Cash	$	19,796
Accounts receivable	$	5,490
Investments - available for sale		53,460
Other assets		50
Total assets	$	78,796

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized, issued and outstanding	$	5,000
Additional paid-in capital		23,559
Retained earnings		4,524
Accumulated other comprehensive income		45,713
Total Stockholders' Equity		78,796

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2022

Revenues:		
Mutual funds and insurance sales	$	19,148
Distribution fees		63,931
Dividends		648
Total revenues		83,727
Expenses:		
Commission - related party		44,274
Professional fees		4,079
Regulatory fees		1,836
Rent - related party		24,000
Utilities - related party		6,481
Other operating expenses		1,839
Total expenses		82,509
Net income (loss)		1,218
Other comprehensive income		
Unrealized gain on investments		9,222
Total Comprehensive income (loss)	$	10,440

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2022

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
Balances, March 31, 2021	1,000	$ 5,000	$ 23,559	$ (2,553)	$ 36,491	$ 62,497
Net income	-	-	-	1,218	9,222	10,440
Prior period adjustment				5,859		5,859
Balances, March 31, 2022	1,000	$ 5,000	$ 23,559	$ 4,524	$ 45,713	$ 78,796

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2022

Cash flows from operating activities:	
Net income	$ 1,218
Adjustments to reconcile net income to net cash flows provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	369
Prepaid Expenses	(27)
Net cash provided by operating activities	1,560
Net increase in cash and cash equivalents	1,560
Cash and cash equivalents at beginning of period	18,236
Cash and cash equivalents at end of period	$ 19,796

Supplemental Disclosure:	
Cash paid for interest	$0
Cash paid for tax	$0
Other non cash items	$0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Euro-American Equities, Inc. (the Company), a Washington corporation, began operations in June 1990. The Company is a registered securities broker-dealer selling mutual funds, variable annuities, variable universal life contracts.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2022, the Company had no uninsured cash balances.

Revenue Recognition

Significant Judgments
Revenues include brokerage commissions and fees from the sale of mutual funds and variable insurance contracts. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation have been satisfied. Commissions and fees received from the sale of mutual funds and variable insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. There were no unsatisfied performance obligations at March 31, 2022.

Distribution Fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1 – Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes according to, FASB ASC 740-10-50 (formerly SFAS No. 109) and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Investments and Valuation of Investments

The Company's investments are classified as available-for-sale-securities and are considered to be held for an indefinite period. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value on the statement of financial condition, with the change in fair value excluded from earnings and recorded as a component of other comprehensive income (loss) included in stockholders' equity. Unrealized holding gain on such securities was $9,222 for the year ended March 31, 2022.

Realized gains or losses are recorded upon disposition of investments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method.

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Note 1 – Summary of Significant Accounting Policies (continued)

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Investments and Valuation of Investments (continued)

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

Note 1 – Summary of Significant Accounting Policies (continued)

The Company values investments in mutual funds based upon the mutual fund's daily ending net asset value. The mutual fund's net asset value is determined as of the close of the New York Stock Exchange normally 4:00 P.M. Eastern time, on each day the Exchange is open for trading. These investments are considered Level 1 of the fair value hierarchy.

Investments and Valuation of Investments (continued)

The following table presents information about the Company's assets measured at fair value as of March 31, 2022:

Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Balance as of March 31, 2021
$ 53,460	$ -	$ -	$ 53,460

Note 2 – Prior Period Adjustment

An adjustment of $5,859 was made to the prior period to correct the under statement of commission revenues earned and accounts receivable.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2022, the Company had excess net capital of $60,237 and a net capital ratio (aggregate of indebtedness to net capital) was 0.00 to 1.

Note 4 – Related Party Transactions

All of the Company's revenue is generated from financial products sold by the stockholders of the Company. Commissions paid or accrued to these shareholders during the year ended March 31, 2022 totaled $44,274.

In January 2010, the Company entered into a lease agreement for office space from its stockholder. Currently the monthly lease payment is $2,000. The lease is on a month to month basis. The Company paid $24,000 for the year ended March 31, 2022. The Company additionally reimburses the stockholder for utilities and other expenses. There is nothing due the stockholder if the amount paid is less than the agreement.

Note 4 – Related Party Transactions (continued)

The Company recognizes and measures its leases in accordance ASC 2016-02 Leases – (Topic 842). ASC 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company determines if an arrangement is a lease, contains a lease at the inception of a contract, and when the terms of an existing contract are changed. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $24,000 and utility expenses of $4,481 relating to the office lease for the year ended March 31, 2022.

Note 5 - Income Taxes

Income taxes when recorded are accounted for under the asset and liabilities method. For the year ended March 31, 2022, the Company did not record a provision for income taxes. The Company's tax year is December 31st and management expects there will be no taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and any operating loss carryforwards. At March 31, 2022, the Company has no reportable deferred tax assets, deferred tax liabilities, or net operating loss carryforwards.

The Company's tax returns are subject to possible examination by the taxing authorities. The federal and state income tax returns of the Company for 2021, 2020 and 2019 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 6 – Financial Instruments, Off-Balance Sheet Risks and Contingencies

The Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to March 31, 2022.

The Company does not have deposits in banks in excess of the FDIC insured amount of $250,000 at March 31, 2022.

Note 7 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2022 requiring disclosure.

SCHEDULE I
EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF MARCH 31, 2022

Computation of basic net capital requirements:	
Total stockholders' equity qualified for net capital	$ 73,306
Deductions:	
Non-allowable assets	
Other assets	50
Net capital before haircuts and securities positions	73,256
Haircuts:	
Securities positions	8,019
Net capital	65,237
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($0)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Excess net capital	$ 60,237

There were no material differences existing between the above computation and the computation Included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of March 31, 2022. Accordingly, no reconciliation is necessary.

SCHEDULE II
EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2022

Total aggregate indebtedness:	
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00% to 1

SHEDULE III
EURO-AMERICAN EQUITIES, INC.
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2022

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for an exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for an exemption under subparagraph (k) (1) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Euro-American Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Euro-American Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Euro-American Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Euro-American Equities, Inc. stated that Euro-American Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Euro-American Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Euro-American Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

May 24, 2022

EURO-AMERICAN EQUITIES, Inc.
www.Euro-AmericanEquities.com

Broker / Dealer

4327 Forest Avenue
Mercer Island WA 98040
206-232-9290
888-888-9789 [Toll Free]
206-232-7691 [Fax]
Info@Euro-AmericanEquities.com

EXEMPTION REPORT

Euro-American Equities, Inc. ("Euro-American") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission Rule 17 C.F.R. §240.17a-5 (Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by the Rule 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Euro-American states the following:

1. Euro-American claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1).
2. Euro-American met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

____

EURO-AMERICAN EQUITIES, INC.

I, David Chenoweth, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David Chenoweth

Title: CEO
May 18, 2022